United States securities and exchange commission logo





                              January 19, 2023

       Michael James McMullen
       Chief Executive Officer
       Metals Acquisition Limited
       3rd Floor, 44 Esplanade, St.
       St. Helier, Jersey, JE4 9WG

                                                        Re: Metals Acquisition
Limited
                                                            Registration
Statement on Form F-4
                                                            Filed December 23,
2022
                                                            File No. 333-269007

       Dear Michael James McMullen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 Filed December 23, 2022

       Questions and Answers About the Business Combination
       What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to..., page 17

   1. We note your intent to raise approximately $126 million in the PIPE Financing as well as up to $40 million in
other equity issuances and that the shares to be issued are expected to
                                                        be    substantially
similar    to those issued in the IPO. Please update your disclosures to highlight material
differences in the terms and price of securities issued at the time of the
                                                        IPO compared to the
private placements contemplated at the time of the business
                                                        combination. In this
regard, we note that the IPO consisted of units that included one ordinary share and
one-third of one redeemable warrant at an offering price of $10.00 per unit but the private
placements do not contemplate the issuance of warrants. Accordingly,
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
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FirstName LastName
         disclose the price of the shares to be issued in connection with the private placements and
         if MAC   s sponsors, directors, officers or their affiliates will
participate in the PIPE
         Financing. In addition, when disclosing the percentage to be held by the PIPE Investors throughout your filing, please clarify whether it assumes you will raise the full US$126 million in the PIPE Financing.
Q: If I hold MAC Warrants, can I exercise redemption rights with respect to my warrants?, page
22

2. Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material results risks.
Summary of the Proxy Statement/Prospectus
Organizational Structure, page 28

3. Please revise your diagram depicting the organizational structure of New MAC and its subsidiaries immediately after the consummation of your business combination to disclose the ownership interests held by the initial shareholders, including sponsor, Green
         Mountain Metals LLC, and MAC's directors and officers, PIPE Investors, Glencore, and public shareholders.
Summary of Proxy Statement/prospectus
Ownership of New MAC Upon Completion of the Business Combination, page 33

4. Please revise to expand your disclosures to include also share ownership in New MAC under the scenario 100% redemptions by public shareholders, funding the purchase consideration and the potential impact on the business combination and related transactions.
Interests of MAC's Directors and Officers in the Business Combination, page 39

5. We note your amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Risk Factors
Risks Relating to MAC and the Business Combination
The Sponsor and MAC's directors, officers, advisors and their affiliates may elect to purchase public shares or public warrants..., page 82

6.       We note the disclosure that the Sponsor and MAC   s directors,
officers, advisors or their
         affiliates, may purchase public shares in privately negotiated transactions or in the open market prior to the extraordinary meeting, although they are under no obligation to do so.
         You further state that the purpose of the share purchases    could be
to vote such shares in
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
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         favor of the Business Combination.    Please provide your analysis on
how such purchases
         comply with Rule 14e-5.
The Business Combination Proposal
Background of the Business Combination, page 102

7. We note your disclosure that MAC had carried out due diligence on additional Glencore assets that included the CSA Mine which you refer to as the Alternative Asset Package.
         You further disclose that on November 19, 2021, you submitted a non-binding proposal for the Alternative Asset Package and Phase 1 offer for the CSA Mine. However, your disclosure in this section appears to focus almost exclusively on the offer for the CSA
         Mine. Please expand your discussion to describe the evaluation of the Alternative Asset
         Package.
8. You disclose that on November 19, 2021, MAC submitted an offer comprised of $900 million payable in cash on a cash-free, debt-free basis with a normalized level of working capital. Please revise your disclosure to summarize the basis for this offer including any analyses that were utilized to determine this initial valuation.
9. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement and related transactions. In this regard, we note your disclosure that on January 5, 2022, SPB and MAC sent a list of key comments on the Share Sale Agreement to
Glencore   s advisors
         to be shared with Glencore   s Australian legal counsel, King & Wood
Mallesons
         (   KWM   ), and on January 11, 2022, Glencore   s advisors provided
written responses from
         KWM to each of the issues raised. We further note your disclosure that one of the key work streams over the final two weeks of negotiation related to negotiations on the
         Offtake Agreement, as it represented a key commercial contract for the transaction. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why MAC's board approved the initial business combination with CMPL and determined the business combination advisable and fair to, and in the best interests of, MAC and its shareholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.
10. We note that representatives or members of management of MAC and Glencore participated in meetings and discussions from December 2021 through
         November 2022 to discuss the potential business combination. Revise to clearly identify the representatives or members of management who participated in the referenced meetings and discussions. As examples, we note your general references to "management," "senior executives," and "representatives" of MAC and
Glencore's
         management teams, and to "MAC" and "Glencore."
11. You disclose on page 113 that the MAC Board considered that MAC is acquiring CMPL at a valuation of approximately 4.8x 2022 projected EBITDA, versus a peer group consisting of eleven other copper and base metal producers that were trading in a range of
 Michael James McMullen
Metals Acquisition Limited
January 19, 2023
Page 4
         3.7x to 9.6x 2022 projected EBITDA, with the lower multiple peers having assets in less favorable jurisdictions than the CSA Mine. You also disclose the MAC Board looked at price as a multiple of NAV in precedent transactions and believes that the proposed acquisition sits toward the lower end of the spectrum when compared to comparable transactions. Please expand your disclosure to summarize the financial information relating to the peer group and precedent transactions reviewed by the MAC Board, including the multiples reviewed and how they were extrapolated. Please consider including this information in charts. Explain how this data was applied to determine
         CMPL's enterprise value. In addition, disclose the criteria used to select the comparable companies and comparable transactions. We note some of this disclosure appears provided on page 115.
12. We note your disclosure on page 121 stating that MAC retained Citi as a capital markets advisor and financial advisor to assist with the Business Combination. Please revise your disclosure here to describe the role of Citi after the completion of MAC's initial public offering.
Certain Unaudited Prospective Financial Information, page 116

13.    We note your disclosure regarding the financial projections prepared by
MAC's
       management based on information provided by CMPL. Expand your assumptions to provide additional details that support the projected consistent revenue growth through the year ended December 31, 2024, followed by a steady decline through the year ended
FirstName LastNameMichael James McMullen
       December 31, 2026. Quantify these assumptions as appropriate, and describe the factors
Comapany   NameMetalsconsidered
       or contingencies AcquisitionthatLimited
                                         would affect the projected growth
ultimately
       materializing.
January 19, 2023 Page 4
FirstName LastName
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
Page 5 19, 2023 Page 5
FirstName LastName
Certain Agreements Related to the Business Combination, page 137

14. Please file all binding documentation, including binding term sheets and commitment letters, for each of the following agreements:

                Syndicated facility agreement with the Senior Lenders and other
parties (   SFA   ) to
              provide a senior syndicate loan facility to MAC-Sub;
                Mezz Facility agreement for loan facility to be made available to MAC-Sub (the
                 Mezz Facility   );
                Silver Stream Agreement;
                Redemptions Backstop Facility; and
                Subscription Agreement for Osiko equity investment.

         Please also file forms of these agreements and related security agreements when available.
Certain Agreements Related to the Business Combination
Amended and Restated Registration Rights Agreement, page 142

15. We note that you will enter in an Amended and Restated Registration Rights Agreement
         which will require New MAC to register the resale under the Securities Act shares of your common stock held by the parties to the agreement. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 163

16. We note that the unaudited pro forma condensed combined financial information have been derived from the historical unaudited financial statements of Metals Acquisition
         Corp for the six months ended June 30, 2022. To enhance an investor s understanding, please revise to include the financial statements of Metals Acquisition Corp for the six months ended June 30, 2022.
Note 2 Basis of Presentation, page 169

17. We note you disclosed on page 170 that Metals Acquisition Corp ("MAC") has considered two redemption scenarios. However, you presented pro forma condensed combined financial information under a 50% redemption scenario only. Please address the following:
             Please revise your disclosures to include a scenario 100% redemptions by public shareholders.
             Considering the varying outcomes under different scenarios, please expand the pro forma financial statements to give effect to the business Combination and related transactions under the range of possible scenarios for all periods presented. Refer to
              Rule 11-02 (a)(10).
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
Page 6 19, 2023 Page 6
FirstName LastName
Note 5 Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
172

18. We note the adjustment (l) to reflect incremental depreciation expense of $14 million and
         $28 million for the six months ended June 30, 2022 and year ended December 31, 2021 respectively. Please disclose the changes in depreciation methodology, useful life etc., and expand your disclosures to provide computation for these pro forma adjustments by asset categories.
19. We note various transaction accounting adjustments in a total amount of $404 million was credited to additional paid in capital as at June 30, 2022. Please revise your footnote to clearly show, in a tabular format, what individual adjustments and amounts were included in the calculation of $404 million by including explanation for each individual amount.
20. We refer to autonomous entity adjustment (s) relating to the offtake agreement. We also note you disclose on page 171 that "... the Offtake Agreement represents an executory contract that will have no accounting impact as at the date of the acquisition. Delivery of goods and sales earned under the Offtake Agreement will be recorded in accordance with
         CMPL   s revenue recognition policies when they occur..." Please
address the following
         issues:
             Provide us the supporting calculation for the $40.0 million in revenue and $10.9 million in distribution and selling expenses for the six months ended June 30, 2022 and $82.9 million in revenue and $24.2 million in distribution and selling expenses the year ended December 31, 2021. Considering your disclosure that the offtake agreement will have an impact in the future only, demonstrate to us how these adjustments are appropriate.
             We note Registrant (New MAC) was not part of CMPL before the business combination transaction. Tell us how Registrant (New MAC) met the conditions in
             Rule 11-01(a)(7) of Regulation S-X and how you concluded that these offtake agreement adjustments as autonomous entity adjustments are appropriate and comply with Rule 11-02(a)(6)(ii) of Regulation S-X. Revise your disclosures as appropriate.
Business of CMPL, page 217

21. Please disclose the information required by Item 1304(b)(1)(i) with respect to the property location and property maps.
22. Please disclose the information required by Item 1304(d) of Regulation S-K with respect to your mineral resources and mineral reserves including price, cut-off grades, and metallurgical recoveries.
23. Please disclose the point of reference used when estimating mineral resources and mineral reserves as required by Item 1304(d)(1) of Regulation S-K, such as in situ, mill feed, or saleable project, such that marketable materials may be determined after the application of recovery factors, which should also be disclosed.
 Michael James McMullen
Metals Acquisition Limited
January 19, 2023
Page 7
24. Please revise to disclose your mineral resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K.
25. Please disclose all information required by Item 1304(b)(2) of Regulation S-K.
26. We note your disclosure beginning on page 221 that includes a life-of-mine estimated mining inventory. We note your disclosure that the life-of-mine inventory includes measured, indicated, and inferred resources, and non-classified estimates of material.
         Estimates of mineral inventories are not defined under Item 1300 of Regulation S-K and therefore are not permitted to be disclosed in your filing. See Item 1302(c) of Regulation
         S-K regarding the disclosure of exploration targets. Please revise.
27. Please disclose the information required under Item 1305 of Regulation S-K with respect to your internal controls.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CMPL
Results of Operations
Six Months Ended June 30, 2022 compared to the Six Months Ended June 30, 2021 Revenue, page 241

28. We note discrepancies in the table explaining the changes in revenue for the periods presented. For example, the table indicates that an increase in 6% of Copper revenue was attributed to 11% increase in metal prices and 4% increase in sales volumes rather than 4% decrease in sales volumes. Please resolve these discrepancies. Management's Discussion and Analysis of Financial Condition and Results of Operations of
CMPL
Capital Expenditures, page 244

29. We note your disclosure that for the six months ended June 30, 2022, CMP's capital expenditures amounted to $41.7 million, with the three largest costs consisting of ventilation and cooling upgrade, heavy truck refurbishment, and capitalized development
FirstName LastNameMichael James McMullen
       activities. Please expand your disclosures to quantify your material commitments for
Comapany    NameMetals
       capital            Acquisition
               expenditures as of and Limited
                                      subsequent to December 31, 2022. Refer to
Item 5.B.3 and
JanuaryItem  5.D. of
         19, 2023    Form
                   Page 7 20-F.
FirstName LastName
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
Page 8 19, 2023 Page 8
FirstName LastName
Executive Compensation
Compensation of Directors and Executive Officers, page 267

30. Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 4 of Form F-1 and
Item 6.B of Form
         20-F.
Annex C - Form of Amended and Restated Memorandum and Articles of Association of New
MAC, page C-1

31. We note that your form of amended and restated articles of association provides that unless you consent in writing to the selection of an alternative forum, the courts of the
         Island of Jersey will be the sole and exclusive forum for certain actions, including any derivative action or proceeding brought on behalf of the Company. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
         Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Exhibit 96.1, page II-3

32. It appears that the purpose of the technical report summary is to report mineral reserves.
         Please revise to clearly state whether the purpose of the technical report summary is to report mineral resources, mineral reserves, or exploration results as required by Item
         601(b)(96)(iii)(B)(2)(ii) of Regulation S-K.
33. We note that your qualified person(s) has included language at the beginning of the technical report under the "Introduction" heading and at the end of the technical report
         under the    Limitations and Consents    heading that disclaims
certain information in the
         technical report. For example your qualified person states that any forecast and projections cannot be assured and states they do not accept any liability to any individual, organization or company and takes no responsibility for any loss or damage arising from the use of the report, or information, data, or assumptions contained therein. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
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         reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.
34. We note your disclosure that the CSA mine currently has an estimated mine life of 15 years, however we also note that the mineral reserve estimate supports a mine life substantially less than 15 years. In order to comply with the definitions under Item 1300 of Regulation S-K, and to meet the reporting requirements under Item 1302 of Regulation
         S-K, a feasibility study should solely focus on mineral reserves, including the mine life.
         A separate technical report summary identified as an initial assessment may be filed in support of a life of mine plan that supports mineral resources, however the study should not include other mineralized estimates that are not defined as a mineral resources or mineral reserves.
35. Please revise your technical report summary to remove mining inventories. Only mineral reserves, mineral resources, and exploration targets are defined under
Item 1300 of
         Regulation S-K and other estimates, such as inventories, should be removed.
36. We note the disclosure on page 3 that the report does not constitute a legal or technical audit. It appears this language is contrary to the definition of a feasibility study or preliminary feasibility study as defined under Item 1300 of Regulation S-K. Please advise.
37. We note your disclosure on page 13 and 68 with respect to the cost estimate accuracy and the contingency levels. It is unclear if the cost accuracy and contingency levels meet the requirements listed in Table 1 of Item 1302 of Regulation S-K. Please revise your technical report to clearly state the accuracy level of the capital and operating cost estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
38. We note the disclosure on page 13 that the qualified person considers the forecast reduction in total direct site operating cost to be optimistic. Based on this disclosure it is unclear if the qualified person agrees with the information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.
39.      Please revise to include at least one stratigraphic column as required by Item
         601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
40.      Please revise to include a summary of exploration work as required by
Item
         601(b)(96)(iii)(B)(7) of Regulation S-K.
41. We note that your Figure 8 on page 29 includes exploration potential. Please revise to ensure all disclosure of exploration potential complies with the requirements found under
         Item 1302(c) and is identified as an exploration target.
42. We note that you do not include the definitions found under Item 1300 of Regulation S-K with your mineral resources and mineral reserves, and statements throughout the technical report with respect to JORC compliance. Please revise your technical report summary to
 Michael James McMullen
Metals Acquisition Limited
January 19, 2023
Page 10
         ensure Item 1300 definitions are used throughout your technical report summary and to include disclosure, if true, that certain items of the technical report summary were prepared under these definitions.
43. Please revise to include all information required under Item 601(b)(96)(iii)(B)(11) with respect to your mineral resources including, but not limited to:
             the selected point of reference in which the estimates were calculated, the cut-off grade(s) and metallurgical recovery,
             the mineral resources reported exclusive of mineral reserves, a description of the cut-off grade calculation including commodity pricing and unit-
             costs,
             a description of the slope regression statistic(s) used in the resource classification,
             and
             a description of the uncertainty with respect to the resource estimates.
44. Please revise to include all information required under Item 601(b)(96)(iii)(B)(12) with respect to your mineral reserves including, but not limited to:
             the selected point of reference in which the estimates are calculated, a description of all assumptions, parameters, and methods used to estimate mineral reserves, including cut-off grade(s), dilution, losses, and metallurgical recovery, a description of the cut-off grade calculation including commodity pricing and unit-
             costs, and
             a description of how the mineral reserve estimates could be materially affected by risk factors associated with or changes to any aspect of the modifying factors.
45.      We note the disclosure on page 49 that the qualified person    has
reviewed the available
         geotechnical data, but the most recent specialist geotechnical consultant report date from
         2017.    Based on this disclosure it is unclear if the qualified
person agrees with the
         information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.
46. Please revise to include at least one map of the final mine outline as required by Item
         601(b)(96)(iii)(B)(13)(v) of Regulation S-K.
47. We note the disclosure on pages 71 and 72 that the qualified person considers achieving forecasts to be challenging based on increasing depths, ventilation requirements, and increased development requirements. Based on this disclosure it is unclear if the qualified person agrees with the information reviewed and the conclusion reached. Please advise and revise the technical report to clarify.
FirstName LastNameMichael James McMullen
48. We are unable to locate an economic analysis in your technical report summary including
Comapany   NameMetals
       an annual          Acquisition
                  cash flow  analysis. Limited
                                       Please revise to include the information
required under Item
       601(b)(96)(iii)(B)(19)
January 19, 2023 Page 10       of Regulation  S-K.
FirstName LastName
 Michael James McMullen
FirstName  LastNameMichael
Metals Acquisition Limited James McMullen
Comapany
January 19,NameMetals
            2023       Acquisition Limited
January
Page 11 19, 2023 Page 11
FirstName LastName
General

49. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
50. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or
Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Will Burns